AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
December 1, 2009	Berlin & FSE: GV6

AVINO PREPARES FOR THE 10,000 TONNE BULK SAMPLE

Avino Silver & Gold Mines Ltd. (the "Company") is pleased to announce contract terms have been finalized with Desarrollo Minero Guadalupe S.A. de C.V. (DMG) for the mining of the 10,000 tonne bulk sample from the San Gonzalo deposit.

Mobilization of equipment has been initiated with the arrival of a diesel generator, scoop tram and 2 air compressors. Explosives have been ordered and will be arriving on site later this week.

The mining contract will include collaring of the portal, driving about 1,000 meters of development consisting of a decline, crosscuts and raises and the extraction of 10,000 tonnes of mineralized vein material. It is expected this contract will be extended with mining operations to continue in the event the bulk sampling program results in positive cash flow.

Discussions with the power authority (CFE) to have the required power for the 250 tpd operation reinstated have been positive. The required electrical repairs to meet the Mexican standards and code as recommended by CFE is close to completion. The reassembly of the cone crusher is the major outstanding item in the completion of the 250tpd circuit.

Key personnel are being sourced and recruited as the project advances from exploration to development of mining and milling operations.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.